UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

China Security & Surveillance Technology, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

16942J105
(CUSIP Number)

Tu Guo Shen
13/F, Shenzhen Special Zone Press Tower
Shennan Road
Futian, Shenzhen, 518034
China
(86) 755-8351-0888

With copies to:
Michael V. Gisser
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004
China
(86) 10 6535-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introductory Note

This Amendment No. 5 (“Amendment No. 5”) is filed with respect to China Security & Surveillance Technology, Inc. (the “Company” or “Issuer”) by Whitehorse Technology Limited, a company organized and existing under the laws of the British Virgin Islands (“Whitehorse”), and Mr. Tu Guo Shen (“Mr. Tu”, and together with Whitehorse, the “Reporting Persons”).  This Amendment No. 5 amends and supplements the schedule, as amended and supplemented to date, with respect to the Company filed by the Reporting Persons with the Securities and Exchange Commission on Schedule 13D (as amended and supplemented, the “Schedule 13D”).  Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

Item 4.             Purpose of Transaction

On March 8, 2011, Mr. Tu submitted a non-binding proposal letter to the Board (the "Proposal Letter") describing his wish to proceed expeditiously with the Transaction in accordance with the terms of the Proposal Letter. In the Proposal Letter, Mr. Tu, among other things, (i) proposes to acquire the stock of the Company held by public stockholders (other than himself and certain members of the management and affiliated entities, who will continue to hold equity) for $6.50 per share, which represents a premium of 58.5% to the Company’s closing price on March 7, 2011; (ii) reported to the Board on the preparatory work he has done to develop the Proposal, including preliminary discussions with potential sources of debt financing; (iii) expressed his intention to finance the Acquisition with a combination of debt and equity, with himself providing the necessary equity from his own holdings of Common Stock; (iv) reiterated that he currently has no arrangements with potential sources of debt or equity financing, and that he does not propose to enter into any exclusivity agreement prior to reaching transaction terms approved by the Board; and (v) upon the Board's approval, he is prepared to proceed with arranging financing and to finalize the terms of the Transaction in definitive transaction documents.

The Proposal Letter provides that no binding obligation on the part of the Company or Mr. Tu shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.

References to the Proposal Letter in this Amendment No. 5 are qualified in their entirety by reference to the Proposal Letter itself, which is attached hereto as Exhibit 7.03 and incorporated by reference as if set forth in its entirety.

The information set forth in this Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 7.             Material to Be Filed as Exhibits

The following is filed herewith as an Exhibit to this Amendment No. 5:

Exhibit 7.03	Proposal Letter to the Board of Directors of China Security & Surveillance Technology, Inc. dated March 8, 2011

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated:  March 8, 2011

/s/ Tu Guo Shen
Name:	Tu Guo Shen

Whitehorse Technology Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Chief Executive Officer